

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

Via E-mail
Michael Hinshaw
President
Touchpoint Metrics, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

> **Re: Touchpoint Metrics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 24, 2012**
> **File No. 333-180914**

Dear Mr. Hinshaw:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 27, 2012.

Cover Page

1.   Refer to the second paragraph on page 3. By using the phrase "Bulletin Board or another exchange," your disclosure suggests that the Bulletin Board is an exchange rather than a quotation service. In addition, it appears that you did not revise your document in accordance with the last part of prior comment 4 regarding privately negotiated transactions. Please revise in accordance with the second sentence and last part of prior comment 4.

Summary of Our Offering

Our business, page 5

2.   Your disclosure in the third and fourth paragraphs in this section suggests that you currently offer software such as Touchpoint Mapping On-Demand. Elsewhere in your document, such as on page 8 and page 15, you state that you will fully launch this product in the third and fourth quarters of 2012. Please revise your disclosure on page 5 and in the Business portion of your document to distinguish clearly between the software that you currently offer and the software that is in development. Ensure that your revisions disclose how the launch differs from the marketing activities that have occurred to date and that the material features of all current and proposed products are described.

Risk Factors

We are an "emerging growth company"…, page 10

3.   Please consider revising the caption of this risk factor so that it is consistent with the language of Securities Act Section 2(a)(19)(B).

4.   We note the last sentence on page 10. Please further revise your risk factor or include an additional risk factor that discloses how reduced disclosure obligations and exemptions under the JOBS Act for emerging growth companies would apply if you are considered a "smaller reporting company" when you lose your emerging growth status.

Because our common stock is not registered…, page 11

5.   Please revise the disclosure regarding the requirements of registration under Exchange Act Section 12(g) in light of the amendments to that Section as a result of Section 501 of the JOBS Act.

Plan of Distribution; Terms of Offering, page 12

6.   We note that you have not revised the portion of your disclosure that we reference in our prior comment 15 or provided the confirmation in the second sentence of our comment. The potential range of transactions you reference in the language in the last full paragraph on page 12 that broker-dealers may "sell a specified number of shares at a stipulated price" is unclear. Please provide additional descriptive information about such potential dispositions and explain their similarities or differences to underwritten transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Cost of Revenue and Operating Expenses, page 16

7.   We note your response to prior comment 41. Please revise your disclosures to clarify that cost of goods sold does not include certain operating costs due to the difficulty and expense associated with implementing a cost allocation method.

Results of Operations, page 18

8.   Refer to the last paragraph on page 18. In accordance with prior comment 16, please provide a discussion of the effects on your revenues of changes in your significant clients as you complete assignments.

Liquidity and Capital Resources, page 21

9.   Please revise your table on page 21 to correctly label the amounts of cash and cash equivalents and working capital available as of December 31, 2011 and 2010. In this respect, you appear to have inadvertently labeled both these columns as of December 31, 2012.

10.   We note your revised disclosure in response to prior comment 19. The last sentence of the first paragraph in exhibits 10.6 and 10.7 states that the Note is due three years from the date of the Note or from the sale of common stock in a private or public offering, whichever occurs first. On page 72 of your document you disclose sales of common prior to the date of these exhibits. Please tell us why these sales are not considered for purposes of the due date of the notes and how you concluded that repayment is due three years from the date of the notes rather than the sale of your common.

11.   We note your response to prior comment 21. Your disclosures still appear to be a mere recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.   We refer you to Section IV.B of SEC Interpretive Release No. 33-8350.

12.   Please revise your disclosures on page 23 to explain how you plan to fund your planned expenditures with cash flows generated from operations. In this respect, we note that you have not generated cash flows from operations for any period presented.

Cash Flow

Operating Activities, page 23

13.   Please clarify what you mean by "materially exceeded standard terms." It is unclear from your current disclosure how payment terms that exceed standard terms can negatively impact your cash flows.

Business

Petro Portfolio, Ltd., page 29

14.   You disclose in this section that Petro Portfolio includes a website and newsletter. Please more fully describe this website and newsletter and the scope of activities in each such areas, currently and in the last year. In addition:
  *   Clarify what you mean by "a modest increase in resources" and "an investment of reasonable resources" and quantify, if possible;

- Disclose the economic conditions that you refer to in the third paragraph and the specific events that you believe would enable recognition of income streams of $100,000 from this source;
- Disclose why you consider targeted achievements you list, such as revenues of "$200 per 1,000 impressions," "2-3 advertisers per month," and a subscription base of 25,000 to be reasonable and achievable and the length of time it will take to meet the number of advertisers and subscription base you indicate; and
- Revise to clarify the difference between an "income streams of $100,000" and "annual revenue in excess of $100,000" and whether these results included costs incurred.

In preparing the revised disclosure, please refer to Item 10(b) of Regulation S-K.

15.   Refer to the first sentence. Please disclose who valued the Petro Portfolio asset and the basis for arriving at a valuation of $131,151.00.

Management

Background of Officers and Directors, page 31

16.   Regarding your revisions to this section in response to prior comment 30, please identify for each employer the positions held by Ms. Garnot during the last five years and dates those positions were held.

Executive Compensation

Officer Compensation Table, page 34

17.   Please disclose how you valued the option awards to Ms. Davison. Refer to instruction 1 to Item 402(n)(2)(vi) of Regulation S-K.

Selling Shareholders, page 36

18.   You state in footnote (8) on page 38 that certain selling shareholders are broker-dealers or affiliates of broker-dealers. For those shareholders that are broker-dealers, if the shares included in this Registration Statement were received as compensation in a capital formation transaction, please state so in the Registration Statement and describe the compensation arrangement. Otherwise, revise footnote (8) to state that they are underwriters. For those shareholders that are affiliates of broker-dealers, please tell us whether:
- the selling shareholders acquired the shares in the selling shareholders table in the ordinary course of business; and
- at the time of purchase there were agreements or understandings, directly or indirectly, with any person to distribute the shares in the selling shareholders table.

Stock Option Grants, page 41

19.   Refer to the two tables in this section. Please present this information using the tabular format required by Item 402(p) of Regulation S-K.

Financial Statements for the Year Ended December 31, 2011

Notes to the Financial Statements

Note 2. Significant Accounting Policies

Revenues and Expenses, page F-20

20.   We note your response to prior comment 45. Please revise your disclosures to clarify the nature of other revenue earned from production and product sales that are incidental to your consultation and research services. Your revised disclosures should explain the nature of your product revenue from productized and software-enabled service sales not elsewhere classified.

21.   We note your response to prior comment 46. Revise your disclosures to explain how you account for multiple-element arrangements and how you determine fair value for the individual units of accounting in these arrangements. Your revised disclosures should also explain how you measure and allocate the arrangement consideration to the separate units of accounting. We refer you to ASC 605-25-50.

22.   We note your response to prior comment 47. Please explain in greater detail why you believe it is appropriate to recognize the nonrefundable set-up fees upon completion of the set-up process. Tell us how you considered the guidance in SAB Topic 13(A)(3)(f).

Note 3. Property and Improvements, page F-21

23.   We note your response to prior comment 48. Please revise your disclosures on page 17 that indicate you have not capitalized any software development costs to date. In this respect, we note that you have capitalized certain software development and design costs prior to 2009.

Note 7. Other Assets, page F-23

24.   We note from your response to prior comment 51 that you acquired a 100% ownership in Petro Portfolio, Ltd. Tell us what consideration you gave to providing consolidated financial statements. We refer you to ASC 810.

25.   We note your response to prior comment 52. Explain in greater detail why you do not
        believe the decline in subscriber membership and decision to restrict continued expense
        and effort are not indicators of impairment. Provide us with your impairment analysis. In
        addition, explain the difference between the 25,000 valid subscribers disclosed on page
        29 and the 80,000 registered subscribers disclosed on page F-23.

Note 15. Related Party Transactions, page F-26

26.   We note your response to prior comment 54. Please revise to separately disclose related
        party transactions on the face of your financial statements. For instance, you have not
        labeled certain proceeds from notes payable as related party transactions in your
        statements of cash flows. We refer you to ASC 850-10-50.

Exhibit Index, page 79

27.   Please file the employment agreement with Lynn Davison that you mention on page 34.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or, Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding
comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff
Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other
questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant
Director, at (202) 551-3735.

                                                    Sincerely,

                                                    /s/ Mark P. Shuman

                                                    Mark P. Shuman
                                                    Branch Chief—Legal

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.